Exhibit 99.2

[CERTAIN INFORMATION HAS BEEN EXCLUDED BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED]

Memorandum of Understanding

This binding memorandum of understanding (the “MOU”) is made and entered into on December 4th, 2023 (the “MOU Effective Date”) by and between Kamada Ltd. a company organized under the laws of the State of Israel, with its principal office in 2 Holzman Street, Weizmann Science Park, Rehovot 7670402, Israel (“Kamada” or “Supplier”), and Kedrion Biopharma Inc., with its principal office at 400 Kelby Street, 11th Floor, Fort Lee, New Jersey 07024, United States of America (“KBI” or “Distributor”), for the purposes only of Sections 1, 2, 3, 5, 6, 7, 8 and 9, and Kedrion S.pA., a company incorporated under the laws of Italy with its registered office at 55051 Castelvecchio Pascoli, Barga (LU) (“Kedrion Italy”), for the purposes only of Sections 4, 8 and 9. Each of Kamada, KBI and Kedrion Italy shall be referred herein after as a “Party” and together as the “Parties”. Capitalized terms herein that are not otherwise defined shall have the meanings attributed to them in the Distribution Agreement (as defined below).

WHEREAS	Kamada and Kedrion Italy entered into a Distribution Agreement dated July 18, 2011, with respect to the Territory of the United States of America, which was later amended (the Distribution Agreement, and all of its amendments collectively referred to as the “Distribution Agreement”), which was assigned by Kedrion Italy to KBI on March 8, 2017, and which assignment took effect retroactively as of July 23, 2016; and

WHEREAS	Kamada and Kedrion Italy entered into a distribution agreement as of May 31, 2021, with respect to distribution of certain products, including without limitation, [REDACTED], in the territory of Israel and Palestine (the “[REDACTED] Distribution Agreement”); and

WHEREAS	The Parties wish to amend and supplement the Distribution Agreement and the [REDACTED] Distribution Agreement (collectively referred to as the “Agreements”), and set forth other commercial understandings and agreements, which they wish to set forth in writing as binding commitments.

NOW THEREFORE, in consideration of the mutual covenants, undertakings and conditions set forth below, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows.

1.	Scope

The Parties have agreed to amend and supplement the Agreements in order to extend their current activities, as set forth in this MOU. Each Party represents and warrants that it has the full right, power, and authority to enter into this MOU and each agreement, document, and instrument to be executed and delivered by the Parties pursuant to this MOU and to carry out the transactions contemplated hereby and thereby. No waiver or consent of any person is required in connection with the execution, delivery, and performance by the Parties of this MOU and each agreement, document and instrument to be executed and delivered by the Parties pursuant to this MOU. It is understood and agreed that this binding MOU shall set forth the understandings and commitments between the Parties reached thus far and shall serve as a basis for the Detailed Agreements (as defined below in Section 05).

2.	Amendment of the Distribution Agreement

The Parties agree as follows:

2.1.	Section 13.1 of the Distribution Agreement shall be amended so that the Term of the Distribution Agreement which commenced on the Effective Date of the Distribution Agreement shall continue until December 31st, 2031, unless KBI provides no later than December 31st, 2030 a written notice that it wishes to extend the Distribution Agreement for an additional Extended Term (i.e., a two-year extension), in which case the Distribution Agreement shall be extended until December 31st, 2033.

2.2.	The Purchase Prices as set for in paragraph 1 of Exhibit E of the Distribution Agreement (as replaced pursuant to the Second Addendum of the Distribution Agreement dated October 11th, 2018) shall be amended as follows:

Commencing as of January 1st, 2024, and for the duration of the Term of the Distribution Agreement and the Extended Term (if entered into effect on January 1st, 2032), the sale price of vials of KEDRAB from Kamada to KBI shall be as follows:

2.2.1.	For annual sales from Kamada to KBI of up to [REDACTED] of the Net Price per ml (as such term is defined in Exhibit E of the Distribution Agreement (as amended as by the Second Addendum));

2.2.2.	For annual sales of the next [REDACTED] of Net Price per ml;

2.2.3.	For annual sales of any quantities above [REDACTED] annual sales: [REDACTED] of Net Price per ml.

Example for the avoidance of doubt: For annual supply of [REDACTED]of KEDRAB by Kamada to KBI, the average transfer price will be equal to [REDACTED].

2.3.	Save for supply interruptions which render Kamada unable to supply, it is agreed that KBI shall be obligated to acquire from Kamada, or pay (“take or pay”) the equivalent amount in respect of, the following minimum annual quantities of KEDRAB during fiscal years 2024-2027 (the “Minimum Purchase Commitment”):

(i)	Year 2024 = [REDACTED]

(ii)	Year 2025 = [REDACTED]

(iii)	Year 2026 = [REDACTED]

(iv)	Year 2027 = [REDACTED]

The distribution of the above quantities between the 2ml and 10ml vial presentations and the supply schedule throughout the year will be discussed and agreed between the parties, as part of the on-going supply chain mechanism.

2.4.	Kamada will have the right, in [REDACTED] the supply of up to [REDACTED] (in other words[REDACTED]supply of up to an [REDACTED]) provided that any such [REDACTED] quantity will not affect KBI’s ability to meet its sales requirements. However, in no event will KBI’s total Minimum Purchase Commitment [REDACTED], unless otherwise agreed by the Parties in writing.

In the event Kamada [REDACTED] under this clause, the payment terms of such [REDACTED] will be amended in such a way that the payment due from [REDACTED]. Example for the avoidance of doubt: If Kamada is supposed to [REDACTED], but Kamada exercises its right to [REDACTED], the payment for such quantity will be [REDACTED], in accordance with the payment terms as shall be agreed in the Detailed Agreement.

2.5.	Minimum purchase commitment per year for 2028 onwards shall be [REDACTED]. The “Market Share” definition in the Distribution Agreement shall be deleted.

2.6.	For the avoidance of doubt – KBI’s noncompliance with its Minimum Purchase Commitment (during the entire Term, including the Extended Term, if applicable) shall be a material breach of the terms of the Distribution Agreement.

2.7.	The parties agree to negotiate in good faith the inclusion of [REDACTED] as part of the territories covered under the Distribution Agreement

2.8.	Section [REDACTED] of the Distribution Agreement shall be amended to clarify that the [REDACTED] obligations of KBI include also the commitment, of it and its affiliated entities, not to [REDACTED]; provided, however that nothing in this Section or in the Detailed Agreement shall prohibit any of KBI’s affiliated entities from [REDACTED] in order to comply with any applicable laws or contractual obligations.

2.9.	Section 4.G of the Revised Exhibit E to the Distribution Agreement (as added in the October 11, 20218 Second Addendum to the Distribution Agreement) is hereby deleted in its entirety.

2.10.	Payment terms – Unless otherwise noted below, all invoices shall be due and payable within [REDACTED] calendar days of the date of such invoice.

KBI shall have the right to cause to be issued from an American financial institution an autonomous and irrevocable L/C in favor of Supplier, guaranteeing the payment of each applicable invoice in accordance with the following terms: (a) the L/C will be in a form acceptable by the parties, (b) the L/C will be provided to Supplier no later than [REDACTED] days from the invoice date issued by Supplier, (c) the L/C will be in a sufficient amount to cover each outstanding invoice amount, and (d) the L/C shall be valid for a period of not less than [REDACTED] days from the date of the Supplier’s corresponding invoice.

Notwithstanding anything to the contrary, the following payment terms will be applicable for any invoice issued by Supplier to KBI in each of the calendar months of February, May, August and November (the “Mid-Quarter Months”) of each year:

(i)	Invoices dated between the 1st day and the 15th day of any of the Mid Quarter Months, issued by Supplier to KBI, may be settled by KBI by either: (a) causing to issue an L/C pursuant to the terms above; or (b) affect a payment in the form of a wire transfer to be made within [REDACTED] days of the applicable invoice date (the “Prompt Payment”); and

(ii)	Invoices dated between the 16th day and the end of each of the Mid Quarter Months, issued by Supplier to KBI, will be settled by KBI in the form of a Prompt Payment (as defined above)

Prompt Payments (as defined above) will entitle KBI for a [REDACTED] prompt pay discount of the paid invoice amount.

Examples for the avoidance of doubt:

●	Supplier issues [REDACTED] invoice on February 13th. KBI may settle such invoice by either issuing a L/C (pursuant to the terms above) [REDACTED] to be delivered to Kamada no later than March 13th, or otherwise wire, to Supplier’s bank account, [REDACTED] no later than March 13th.

●	Supplier issues [REDACTED] invoice on August 20th. KBI will settle such invoice by a wire, to Supplier’s bank account, [REDACTED]no later than September 20th.

2.11.	Delivery of the Product (as defined in the Distribution Agreement) by Kamada will be made [REDACTED].

2.12.	In addition, the Parties shall discuss in good faith the inclusion of the following terms in the Definitive Agreement:

2.12.1.	Reporting mechanism – KBI shall provide quarterly reports to Kamada to promote transparency in order to enable the Parties to properly plan forecasting and inventory. Quarterly reports shall include [REDACTED]

2.12.2.	Section 5.4 of the Distribution Agreement shall be amended so that KBI shall provide a non-binding [REDACTED] forecast to be provided on an annual basis on July 1st of each year (other than for 2024, for which such forecast shall be provided on January 1st, 2024).

2.12.3.	Without derogating from KBI’s Minimum Purchase Commitment, throughout the Term and Extended Term thereafter, KBI will provide rolling [REDACTED] forecasts to be updated and submitted to Kamada on a quarterly basis to be confirmed by Kamada in order to coordinate the Product shipments.

2.12.4.	KBI shall, at all times, maintain sufficient stock levels of the Product for its sales forecast and market demand.

2.13.	Section 3.2.5 of the Distribution Agreement shall be deleted in its entirety.

3.	2023 Supply

Without derogating from the Distribution Agreement or this MOU, the Parties agree that the 2023 annual supply of KEDRAB to KBI shall total [REDACTED].

4.	Amendment of the [REDACTED] Distribution Agreement

4.1.	Annex F of the [REDACTED] Distribution Agreement shall be amended to include Kedrion Italy’s sale commitment so that Kamada shall have an option to purchase from Kedrion Italy and Kedrion Italy will be committed to supply to Kamada [REDACTED] for distribution by Kamada in the Territory as shall be defined in the Detailed Agreement, as follows:

●	Kamada may exercise its option to purchase up to [REDACTED]of [REDACTED] in year 2024;

●	Kamada may exercise its option to purchase up to [REDACTED] of [REDACTED] per year commencing January 1st, 2025, until end of the Term or the Extended Term (if applicable).

4.2.	The Parties shall negotiate and agree in good faith on forecast and orders mechanism for Kamada to exercise its option to purchase the [REDACTED], which shall be included in the Detailed Agreements.

4.3.	Annex E of the [REDACTED] Distribution Agreement shall be amended so that the price for [REDACTED] shall be the higher of [REDACTED] (“[REDACTED]”).

4.4.	The Parties will conduct a purchase price reconciliation once a year, no later than 45 days following the end of each calendar year. If the price paid by Kamada for [REDACTED] is higher than the Floor Price, then the calculated difference, between the average sale price per [REDACTED] and the Floor Price, will be multiplied by the total [REDACTED] of [REDACTED] sold by Kedrion Italy to Kamada during such period, and will be charged by Kedrion Italy to Kamada.

4.5.	Commencing on April 2024, Kamada shall report to Kedrion Italy of the average net in market sales price per [REDACTED] of the product during the previous quarter.

4.6.	The term of the [REDACTED] Distribution Agreement shall be linked to the Term of the Distribution Agreement, including the Extended Term (if applicable).

4.7.	The Parties shall negotiate and agree in good faith on adding additional territories beyond the current scope of Israel and Palestine, which shall be included in the Detailed Agreements.

5.	Detailed Agreement

The Parties agree to enter into detailed agreements to be negotiated between the Parties in good faith within a period of [REDACTED] days following execution of this MOU, to include all matters covered herein and any additional matters as further may be agreed between the Parties (the “Detailed Agreements”), until such time as the Detailed Agreements are agreed and entered into, the terms of this MOU shall be binding upon the Parties. The Parties may extend the negotiation period beyond the mentioned [REDACTED] days, upon mutual written agreement. The terms of this MOU shall amend and supplement the Agreements, and the rest of the provisions of the Agreements that were not amended (as applicable) by this MOU shall continue to apply and remain in full force and effect, mutatis mutandis, with respect to the amendments and supplemental agreed terms set forth herein.

6.	Term and Termination

This MOU shall become effective as of the Effective Date and shall remain in full force and effect until the earlier of the entry into the Detailed Agreements, which will replace this MOU; or the termination and/or expiration of all of the Agreements.

It is hereby clarified that if any Detailed Agreement shall be executed before any other Detailed Agreement, the terms of this MOU which pertain to such Detailed Agreement shall not be effective, while the other sections of this MOU shall continue to be in effect until the applicable Detailed Agreement shall be executed.

7.	Confidentiality

7.1.	All the information related to the Products disclosed between the Parties, the terms and existence of this MOU, including regarding prices, customer and market information, is to be considered “Confidential Information” as defined by the Distribution Agreement and subject to the provisions in Section 8 of the Distribution Agreement, which are incorporated herein by reference.

7.2.	Except to the extent required by applicable law or by the rules or policies of any securities regulatory authority (including any stock exchange), no Party shall make or allow to be made any disclosure or public announcement concerning the existence of discussions about, or regarding the proposed terms of the transactions contemplated hereby without the prior written consent of the other Party as to the format and content of such disclosure. Notwithstanding, it is agreed that immediately after the Parties have signed this MOU, Kamada shall, in consultation with KBI prepare and issue a press release relating to the execution of this MOU and the material terms hereof.

8.	Acknowledgment of Securities Law Restrictions

KBI and Kedrion Italy (together “Kedrion”) hereby acknowledges that it is aware (and that prior to their receipt of any Confidential Information of Kamada), that Kedrion, its affiliates and subsidiaries, and all of its and their officers, employees, consultants, agents and advisors (collectively “Representatives”) who are apprised of a possible transaction involving Kamada have been or will be advised) that the United States, Israeli other applicable securities laws prohibit any person who has material, non-public information and/or inside information about a company obtained directly or indirectly from that company, from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. In addition, Kedrion hereby acknowledges Kamada’s securities are registered with the SEC under the Exchange Act and are publicly traded on the Nasdaq Stock Exchange and Tel Aviv Stock Exchange. Accordingly, Kedrion hereby agrees that so long as it possesses material, non-public information of Kamada and/or insider information, Kedrion shall not, and shall endeavor to cause its Representatives not to, directly or indirectly, purchase or sell, in any way, shape or form (including, but not limited to, pursuant to a “hedging” transaction (whether or not such transaction involves the actual exchange of securities) or “short selling”), directly or indirectly, any of Kamada’s securities.

9.	Choice of Law

The provisions of this MOU shall be governed by, and construed exclusively under the laws of, the State of New York, USA, without regard to its conflict of laws principles. Any claim shall be subject to the dispute resolution provisions set forth in Section 19 of the Distribution Agreement.

[Signature page to follow]

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